

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720   March 28, 2006

<u>Via U.S. Mail and Fax (631-951-2288)</u>

John M. Badke
Chief Financial Officer
Vicon Industries, Inc.
89 Arkay Drive
Hauppauge, NY 11788

Re: **Vicon Industries, Inc**.
       Form 10-K for the year ended September 30, 2005
       Filed December 29, 2005

       Forms 10-Q for fiscal quarters ended through December 31, 2005

       File No. 1-07939

Dear Mr. Badke:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,
/s/ Terry French
for Larry Spirgel
Assistant Director